October 10, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	LandAmerica Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Three Months Ended March 31, 2006
File No. 1-13990

Dear Mr. Rosenberg:

In response to our discussion with Mr. Mark Brunhofer on September 8, 2006, we are submitting the following additional information to address the outstanding comments related to the Staff’s comment number 1 regarding our use of non-GAAP measures in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Staff’s comment number 2 regarding revenue recognition for flood zone determination services in Note 1 to the Consolidated Financial Statements on Form 10-K for the year ended December 31, 2005.

This response letter supplements our most recent response letter dated August 8, 2006.

Discussion with Mr. Brunhofer Regarding Comment 1:

Based on our discussion with Mr. Brunhofer, he has asked us to explain how our use of (1) EBITDA, as adjusted for net revenue deferrals, as disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations on Form 10-Q for the three and six months ended June 30, 2006 and (2) adjusted operating revenue, adjusted income before taxes, adjusted net income, and adjusted net income per common share before dilution as disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations on Form 10-K for the year ended December 31, 2005 complies with Item 10(e) of Regulation S-K and Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

LandAmerica Financial Group, Inc. Response:

Based on a further research of Item 10(e) of Regulation S-K and Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we will modify our disclosure in future filings to discontinue use of EBITDA, as adjusted for net revenue deferrals, adjusted operating revenue, adjusted income before taxes, adjusted net income, and adjusted net income per common share before dilution.

LandAmerica Financial Group, Inc.       5600 Cox Road       Glen Allen, VA  23060       phone:  804-267-8000       www.landam.com

Discussion with Mr. Brunhofer Regarding Comment 2:

In addition, based on our discussion with Mr. Brunhofer, he has asked us to clarify our position regarding revenue recognition for our life of loan flood zone determination products as it appears to the Staff that we are using the reverse residual method which is not allowed under EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, (“EITF 00-21”).

LandAmerica Financial Group, Inc. Response:

Flood zone determination is a process used by lending institutions to determine whether or not the structure for which they are processing a loan is in the flood hazard area as shown on the maps of the Federal Emergency Management Agency (“FEMA”). Lenders can make this determination themselves or, as most elect to do, hire companies such as LandAmerica Tax and Flood Services, Inc., a wholly owned subsidiary of LandAmerica Financial Group, Inc., to make the determination. We offer our customers two types of flood zone determination products: single determinations and life of loan determinations. The customer pays for both of these products up front and, consistent with the terms of the policy, we are not required to refund any portion of the fees if the customer terminates the service early.

Flood zone determinations are prepared using the FEMA Flood Insurance Rate Maps and Flood Hazard Boundary Maps in conjunction with geocoding software, street maps and aerial photography. We subscribe to FEMA’s map service center that automatically sends us the maps as they are issued/updated. When we receive a map, we convert the data to digital format so it can be used with our geocoding software. This process provides us the ability to place a customer address onto our system (1) to see where the property falls on the FEMA map and (2) to determine whether or not it is in a flood zone which would require flood insurance. Our customers send us the address of the property for which they want a flood zone determination. At this juncture, the customer has two options: the customer can order a single determination or a life of loan determination. After the address is verified, we assign the property a flood zone and the community map number and issue a certificate to the customer. If the customer ordered a single determination, the process ends.

If the customer orders a life of loan determination, we determine the flood zone status at loan origination and issue the certificate as described above. Additionally, we will redetermine the flood zone status for any loan associated with a property in an area whose map FEMA updates until we receive notification from the lender that the loan has been paid off. Per our contracts, once a new map is issued we have 60 days to notify the lender of any change in flood zone status on any of their loans in the revised area. In order to make this determination, we interrogate our database and extract the loans that have the corresponding map number. We then determine if there is any change in the flood zone associated with that loan and, if so, we notify the customer of those changes. At the direction of the lender, we may issue a new certificate.

We have approximately 850 customers who are currently placing business with us and we are tracking loans for approximately 3,000 customers. FEMA has issued approximately 160,000 panels and they generally update about 5% of the panels each year (each map is comprised of multiple panels). We have reviewed the 5 year period from 2000 - 2004 to determine what percentage of the loans were redetermined after the initial certification was issued (i.e. the loan was extracted from our database to determine whether or not there was a change in flood zone status). When we looked at the total number of life of loan flood orders in 2000, 18.7% of the loans that originated in 2000 were redetermined over the 5 year period, or approximately 3.6%

per year. Given that the average life of loan is approximately 5 to 7 years based on industry analyses prepared by Mortgage Industry Advisory Company (“MIAC”), we estimate that we redetermine approximately 20% to 25% of the loans in our customer portfolios over the life of the loans. Conversely, approximately 75% to 80% of our customer’s loans do not require that we redetermine the flood zone status during the life of the loan.

While we sell single determinations, the delivered item, on a stand alone basis, we do not sell redetermination services, the undelivered item, on a stand alone basis. Therefore, there is no reliable and objective evidence of fair value for the undelivered item and the redetermination services do not meet the requirements of EITF 00-21 to be considered a separate unit of accounting. If the deliverables in an arrangement cannot be separated into differing units of accounting, the appropriate recognition of revenue should then be determined for the combined deliverables as a single unit of accounting. Neither EITF 00-21 nor other authoritative literature addresses how revenue should be recognized for the combined deliverable in such circumstances.

We have evaluated these arrangements as service contracts, and have determined that revenue is most appropriately recognized based on the proportional performance of the contracted services, as described below. We believe that this is consistent with the guidance in Staff Accounting Bulletin 104 relating to the recognition of revenue for services arrangements (Topic 13.A.3(f), Question 2). Additionally, we believe that our revenue recognition methodology is consistent with the discussion entitled “Applying the Proportional Performance Model,” as discussed beginning on page 6.08 of the 2006 Miller Revenue Recognition Guide (the “Miller Guide”).  The Miller Guide states that if there is a pattern of performance that can be determined based on the service provided to the customer rather than on the pattern in which money or effort is expended by the service provider, then it is appropriate to recognize revenue for the combined unit of accounting based on that pattern of performance, otherwise known as the proportional performance model.

Based on the process described above, we believe that there is a pattern of performance for life of loan flood determinations that indicates that a portion of the revenue should be recognized upon acceptance of the single certificate by the customer and a portion should be recognized when we make redeterminations over the life of the loan. We believe that acceptance of the single certificate by the customer triggers a portion of revenue recognition since the single certificate deliverable within the life of loan arrangement provides value to the customer (i.e. the loan cannot close without the certificate). We believe that 75% of the revenue should be recognized upon delivery of the certificate because the initial certification is required by the lender to close on the loan and it represents the portion of loans for which no additional reporting is required to the customer. We believe that the remaining 25% of the revenue should be recognized over the estimated life of the loan which is proportional to our future obligation, as estimated based on our historical activity, to redetermine that status of loans during their average lives.

It should be noted that on an annual basis, we analyze our existing loan portfolio to establish the percentage of the loans that were redetermined after the initial certification was issued and update the percentage of future revenue for the current pool of loans that should recognized upon delivery of the initial certificate and the revenue that should be recognized over the estimated life of the loans.

In summary, we believe that our current treatment of revenue recognition for our flood products is appropriate because it reflects the economics of the service provided to our customers and is in accordance with the criteria specified in Topic 13. We will modify our description of revenue recognition policy for life of loan determinations in future filings to more accurately describe our actual process for recognizing flood revenue.

In providing you with this response, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comments, and if you have any further questions, please do not hesitate to contact me at (804) 267-8114.

Sincerely,

/s/ G. William Evans
G. William Evans
Chief Financial Officer